UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24767

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2025** AND ENDING **03/31/2026**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gramercy Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3949 Old Post Road

(No. and Street)

Charlestown	**RI**	**02813**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roderick R. Scribner	**401-364-7700**	rod@gramercysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.

(Name – if individual, state last, first, and middle name)

32 Kearney Road	**Needham Heights MA**	**02494**
(Address)	(City)	(State)	(Zip Code)

01/06/2010	**4066**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick R. Scribner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gramercy Securities, Inc., as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public MCE: 11-20-2026

CATHERINE E. GRAZIANO
MY COMM. EXPIRES 11-20-2026
NOTARY PUBLIC
Commission # 44022
STATE OF RHODE ISLAND

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gramercy Securities, Inc.

Financial Statements and
Supplemental Schedules
March 31, 2026

Gramercy Securities, Inc.

Index



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

May 18, 2026

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
3949 Old Post Road
Charleston, RI 02813

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc. (the "Company") as of March 31, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902





MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
May 18, 2026
Page 2

Supplemental Information

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2025.
Needham Heights, MA 02494

Gramercy Securities, Inc.
Statement of Financial Position
March 31, 2026

<u>Assets</u>

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 19,241	$ -	$ 19,241
Prepaid expense	-	1,546	1,546
Prepaid corporate taxes	-	800	800
Total current assets	19,241	2,346	21,587
Property and equipment, net	--	--	--
Other assets:			
Deferred tax asset	--	5,125	5,125
Total assets	$ 19,241	$ 7,471	$ 26,712

<u>Liabilities and Stockholder's Equity</u>

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 9,653	$ --	$ 9,653
Total current liabilities	9,653	--	9,653
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400	--	11,400
Additional paid-in capital	62,014	--	62,014
Retained earnings (accumulated deficit)	(63,826)	7,471	(56,355)
Total stockholder's equity	9,588	7,471	17,059
Total liabilities and stockholder's equity	$ 19,241	$ 7,471	$ 26,712

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

Gramercy Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2026

Revenues:	
Commissions	$ 98,924
Expenses:	
Agent commissions	84,000
Auto expense	405
Bank charges	36
Communications	2,893
Dues and subscriptions	795
Insurance and bond	713
Licenses, registrations and regulatory fees	3,808
Meals	83
Office expenses	1,351
Officer compensation	10,000
Payroll taxes	920
Postage and overnight delivery charges	625
Professional fees	14,746
Rent	6,000
Total expenses	126,375
(Loss) before corporate taxes	(27,451)
Corporate taxes	1,625
(Loss) for year ended March 31, 2026	$ (29,076)

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2026

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2025	$ 11,400	$ 53,014	$ (27,279)	$ 37,135
Additional contributed capital		9,000		9,000
(Loss) year ended March 31, 2026	--	--	(29,076)	(29,076)
Balance, March 31, 2026	$ 11,400	$ 62,014	$ (56,355)	$ 17,059

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2026

Cash flows from operating activities:

(Loss) for year $(29,076)

Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Gain on extinguishment of debt
    Increase (decrease) in cash from changes in
      assets and liabilities:

Accounts receivable	10,500
Prepaid expenses	(1,266)
Accounts payable	(9,572)
Accrued expenses	(62)
Total adjustments	(400)

Net cash used for operating activities (29,476)

Cash flows from financing activities:

Paid in capital increase 9,000

Cash, beginning of the year 39,717

Cash, end of the year $ 19,241

<u>Supplemental Disclosures of Cash Flow Information</u>

Cash paid during the year for income taxes $ 1,200

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial
statements.

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

    The Company was organized as of October 29,1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in San Juan Capistrano, California. In total there are five registered representatives.

2. Summary of Significant Accounting Policies

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Handling Customers' Funds

    Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

    Accounts Receivable

    Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2026. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2026. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable. Accounts receivable balances at the beginning and end of the year were $10,500 and $0, respectively.

    Revenue Recognition

    The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line method at rates based upon reasonable estimates of future lives. Additions, renewals, and betterments of property and equipment are capitalized, while repairs, maintenance, and minor renewals are expensed. The cost of property and equipment retired or sold, together with the related allowance for depreciation, is cleared from the books and any differences, less proceeds from sale, are charged or credited to income.

Depreciation of property and equipment is calculated over the estimated useful lives of the assets as follows:

	Years
Furniture and fixtures	5-7
Office equipment	5

For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

Gramercy Securities, Inc.
Notes to Financial Statements

3. Property and Equipment

The following major classes are stated at cost at March 31, 2026:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ --

4. Corporate Taxes

The Company was not liable for any federal income taxes due to a loss for the current year. The Company also has a net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $1,200.

At March 31, 2026 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2026:

Deferred:	
Federal, net of valuation allowance of $14,175	$3,825
State	1,300
	$5,125

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$57,906	March 31, 2034
March 31, 2016	6,247	March 31, 2036
March 31, 2020	179	March 31, 2040 (See below)
March 31, 2021	20,032	March 31, 2041 (See below)
March 31, 2022	5,501	March 31, 2042 (See below)
March 31, 2025	1,722	March 31, 2045 (See below)
March 31, 2026	29,076	March 31, 2046 (See below)
	$120,663	

Effective April 1, 2018, Federal Net operating loss carry forwards are carried forward indefinitely. State Net operating loss carryforward tax rules did not change.
Income tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any ongoing or pending federal, state or local examinations of the company's income tax returns for these years.

Gramercy Securities, Inc.
Notes to Financial Statements

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2026, the Company had a net capital of $9,588, which was $4,588 in excess of its required minimum net capital. At March 31, 2026, the Company's percentage of aggregate indebtedness to net capital was 100.68%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 because the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

6. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and monitors the credit-worthiness of the financial institutions with which it conducts business.

7. Recent Accounting Pronouncements

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The President of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of operations of this report.

8. Subsequent Events

The Company has evaluated subsequent events through May 18, 2026, which is the date the financial statements were available to be issued.

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934
March 31, 2026

Net Capital:

Stockholder's equity qualified for net capital		$ 17,059
Deduction for non-allowable assets:		
Accounts receivable	0	
Prepaid expense	1,546	
Prepaid corporate tax	800	
Deferred tax asset	5,125	
		7,471
Net capital before haircuts on securities positions		9,588
Less: haircuts on securities		--
Net capital		9,588
Net capital requirement		5,000
Excess net capital		$ 4,588
Aggregate indebtedness:		
Liabilities		$ 9,653
Ratio of aggregate indebtedness to net capital		100.68%



MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

May 18, 2026

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
3949 Old Post Road
Charleston, RI 02813

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Gramercy Securities, Inc. (the Company) did not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240 17a-5 because the Company limits its business activities exclusively to (1) Broker selling tax shelters or limited partnerships in primary distributions and in the secondary market; and (2) Private placement of securities, including gas and oil; and (3) Mutual Fund retailer (other than wire order basis). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2026, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 §240 17a-5, and related SEC Staff Frequently Asked Questions.

Morris & Morris, P.C.

Certified Public Accountants



Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

5/18/26

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to certain rules promulgated by the Securities and Exchange Commission.

To the best of my knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Gramercy Securities, Inc.

By: Roderick R. Scribner, President



MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES**

May 18, 2026

**TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.**
3949 Old Post Road
Charleston, RI 02813

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Gramercy Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended March 31, 2026. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the fiscal year ended March 31, 2026, with the Total Revenue amounts reported in Form SIPC-7 for the fiscal year ended March 31, 2026, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and



The CPA. Never Underestimate the Value.





MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES
(Continued)

TO THE DIRECTORS AND SHAREHOLDER OF GRAMERCY SECURITIES, INC.
May 18, 2026
Page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the fiscal year ended March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Gramercy Securities, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morris + Morris, P.C.

Certified Public Accountants